For Period ending 9/30/01                                     Series 1,2,3,5,7,9
File Number 811-3333

Sub-Item 77D:  Policies with respect to security investments
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On October 5, 2001,  the following  funds'  Investment  Policies were revised in accordance with action taken by the Board of Directors at its meeting on September 17, 2001: Long-Term Fund, Intermediate-Term Fund, Short-Term Fund, California Bond Fund, New York Bond Fund, and Virginia Bond Fund.

The Investment Policies were revised to include the following:


INVERSE FLOATING RATE SECURITIES

We may invest up to 5% of the Funds' net assets in municipal securities whose coupons vary inversely with changes in short-term tax-exempt interest rates and thus are considered a leveraged investment in an underlying municipal bond (or securities with similar economic characteristics). In creating such a security, a municipality issues a certain amount of debt and pays a fixed interest rate. A portion of the debt is issued as variable rate short-term obligations, the interest rate of which is reset at short intervals, typically seven days or less. The other portion of the debt is issued as inverse floating rate obligations, the interest rate of which is calculated based on the difference between a multiple of (approximately two times) the interest paid by the issuer and the interest paid on the short-term obligation. These securities present special risks for two reasons: (1) if short-term interest rates rise (fall), the income the Fund earns on the inverse floating rate security will fall (rise); and (2) if long-term interest rates rise (fall) the value of the inverse floating rate security will fall (rise) more than the value of the underlying bond because of the leveraged nature of the investment. The Fund will seek to buy these securities at attractive values and yields that more than compensate the Fund for its higher price volatility and complex structure.